September 6, 2005

      Mail Stop 4561

Douglas W. Wamsley
Executive Vice President
WebMD Health Holdings, Inc.
224 West 30th Street
New York, NY 10001

      Re:	WebMD Health Holdings, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed August 19, 2005
		File No.  333-124832

Dear Mr. Wamsley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.
Form S-1

General
1. We are continuing to consider your response to prior comment 1. Our Use of Market and Industry Data, page 9
2. Please revise to move this information to the business section.


Risk Factors, page 13
3. Please revise to include a risk factor addressing the recent class action filed by Ari Weitzner, as disclosed on page 83.


Business, page 59

Strategic Relationships, page 77
4. We note your response to prior comment 23. Please include this information in your prospectus.

Underwriting, page 125

Directed Share Program, page 126
5. Please note that directed share issuances to related parties with a value in excess of $60,000 will require related party disclosure.
Also, please provide us with any materials to be given to potential purchasers and describe the mechanics of this directed share program, including:
* how you will determine the prospective recipients and number of reserved shares;
* how and when you and the underwriters will notify the directed share investors, including the types of communication to be used; and
* whether the underwriters or the company will be using electronic communications or procedures, such as e-mail.
Finally, please discuss the procedures investors must follow in order to purchase the offered securities, including how and when the underwriters or the company will receive communications or funds. In this regard, please describe the process for confirmation and settlement of sales to directed share purchasers, including:
* whether directed share purchasers will be required to establish accounts before the effective time, and if so, what if any funds will be put in newly established brokerage accounts before the effective date;
* what, if any, relationship will any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser; and
* how the procedures for the directed share program will differ from the procedures for the general offering to the public.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow at 202-551-3428 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters.
Please contact Geoffrey Ossias at 202-551-3404 or the undersigned at
202-551-3780 with any other questions.


      Sincerely,



      Elaine Wolff
      Branch Chief


cc:	Stephen T. Giove (via facsimile)


??

??

??

??




Douglas W. Wamsley
WebMD Health Holdings, Inc.
September 6, 2005
Page 1